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ERNST & YOUNG

EXHIBIT 16 TO FORM 8-K/A (Amendment No. 1)

Securities and Exchange Commission                              20 December 2005
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K/A (Amendment No. 1) dated December 20, 2005, of Narrowstep Inc and are in agreement with the statements contained in the first, second, third and fifth paragraphs on pages two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the second paragraph on page two therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2005 financial statements.




/s/ Ernst & Young LLP
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Ernst & Young LLP